Exhibit 21.1

Legal Name	Jurisdiction
BMFC, LLC	Delaware
RB2B, LLC	Delaware
RE/MAX, LLC	Delaware
RE/MAX Ancillary Services, LLC	Delaware
RE/MAX Brokerage, LLC	Delaware
RE/MAX Caribbean Islands, LLC	Delaware
RE/MAX Foreign Holdings, LLC	Delaware
RE/MAX of the Pacific, LLC	Delaware
RE/MAX of Western Canada (1998), LLC	Delaware
RMCO, LLC	Delaware
Sacagawea, LLC	Delaware
STC Northwest, LLC	Delaware
Syracuse Development Company, LLC	Delaware
Equity Group Insurance, LLC	Oregon